Exhibit 99.1

Date: March 13, 2015

To: All Canadian Securities Regulatory Authorities

Subject: Caledonia Mining Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	April 09, 2015

Record Date for Voting (if applicable) :	April 09, 2015

Beneficial Ownership Determination Date :	April 09, 2015

Meeting Date :	May 14, 2015

Meeting Location (if available) :	Toronto, ON

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	12932K202	CA12932K2020

Sincerely,

Computershare
Agent for Caledonia Mining Corporation